

17018617

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/15 (MM/DD/YY) AND ENDING 10/31/16 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CALLAHAN FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 CONNECTICUT AVENUE NW, SUITE 1001
(No. and Street)

WASHINGTON	DISTRICT OF COLUMBIA	20036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY JOHNSON (202)-223-3920
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP
(Name – *if individual, state last, first middle name*)

1966 Greenspring Drive, Suite 300	Timonium	Maryland	21093
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report by covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 204.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in the form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, JAY JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CALLAHAN FINANCIAL SERVICES, INC., as of OCTOBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President
Title

City of ________
State of DISTRICT OF COLUMBIA

The foregoing instrument was acknowledged before me this 29 day of December, 2016, by ASHLEY K. SIMONS

Notary Public

My commission expires 12-14, 2020



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALLAHAN FINANCIAL SERVICES, INC.
Washington, D.C.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 31, 2016 and 2015

TABLE OF CONTENTS

PAGE

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Callahan Financial Services, Inc.
Washington, D.C.

We have audited the accompanying balance sheet of Callahan Financial Services, Inc. (the Company) as of October 31, 2016 and 2015, and the related statements of earnings, shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Callahan Financial Services, Inc. as of October 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information (the Statement Pursuant to Paragraph (d)(4) of Rule 17a-5, the Computation of Net Capital Under and Aggregate Indebtedness Under Rule 15c3-1 of the Securities Exchange Commission Act of 1934, and the Statement Pertaining to Exemptive Provisions Under Rule 15c3-3(k)), has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (the Statement Pursuant to Paragraph (d)(4) of Rule 17a-5, the Computation of Net Capital Under and Aggregate Indebtedness Under Rule 15c3-1 of the Securities Exchange Commission Act of 1934, and the Statement Pertaining to

Board of Directors and Stockholders
Callahan Financial Services, Inc.

Exemptive Provisions Under Rule 15c3-3(k)), is fairly stated, in all material respects, in relation to the financial statements as a whole.



CliftonLarsonAllen LLP

Baltimore, Maryland
December 22, 2016

FINANCIAL STATEMENTS

CALLAHAN FINANCIAL SERVICES, INC.
BALANCE SHEETS
October 31, 2016 and 2015

	2016	2015
ASSETS		
Cash and cash equivalents	$ 237,755	$ 120,859
Accounts receivable:		
Related party	65,067	105,781
Other	1,568	1,972
Investment in limited liability limited partnership		
($10,100 investment net of $10,100 equity in cumulative losses)	-	-
Other assets	23,665	4,748
TOTAL ASSETS	$ 328,055	$ 233,358
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accounts payable:		
Related party	$ 58,273	$ 60,324
Other	833	1,164
Accrued Expenses	-	-
Total liabilities	59,106	61,488
Shareholder's Equity		
Capital stock, no par value; $150 stated value; 100 shares authorized, issued and outstanding	15,000	15,000
Additional paid-in capital	557,926	455,603
Accumulated deficit	(303,977)	(298,733)
Total shareholder's equity	268,949	171,870
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 328,055	$ 233,358

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF EARNINGS
Year Ended October 31, 2016 and 2015

	2016	2015
INCOME		
Reimbursements for operating expense	$ 740,102	$ 957,031
Distribution fees	9,751	17,678
Interest income	70	57
Total income	749,923	974,766
EXPENSES		
Contract services	683,919	912,199
Regulatory and compliance	12,804	15,126
Other	43,379	30,790
Total expenses	740,102	958,115
EARNINGS BEFORE INCOME TAXES	9,821	16,651
INCOME TAXES	2,323	3,902
NET EARNINGS	$ 7,498	$ 12,749

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF SHAREHOLDER'S EQUITY
Year Ended October 31, 2016 and 2015

	Number of Shares	Capital Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance - October 31, 2014	100	15,000	451,734	(298,018)	168,716
Cash dividends paid	-	-	-	(13,464)	(13,464)
Capital contribution	-	-	3,869	-	3,869
Net earnings	-	-	-	12,749	12,749
Balance - October 31, 2015	100	15,000	455,603	(298,733)	171,870
Cash dividends paid	-	-	-	(12,742)	(12,742)
Capital contribution	-	-	102,323	-	102,323
Net earnings	-	-	-	7,498	7,498
Balance - October 31, 2016	100	$ 15,000	$ 557,926	$ (303,977)	$ 268,949

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
Year Ended October 31, 2016 and 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$ 7,498	$ 12,749
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:		
Income taxes paid by parent and treated as a noncash capital contribution	2,323	3,869
Effects of changes in operating assets and liabilities:		
Accounts receivable		
Related party	40,713	(53,112)
Other	404	23,694
Other assets	(18,917)	(1,112)
Accounts payable		
Related party	(2,052)	60,324
Other	(331)	398
Accrued expenses	-	-
Net cash provided by operating activities	29,638	46,810
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution from parent	100,000	-
Dividends paid to parent	(12,742)	(13,464)
NET INCREASE IN CASH AND CASH EQUIVALENTS	116,896	33,346
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	120,859	87,513
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 237,755	$ 120,859

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
October 31, 2016 and 2015

NOTE 1 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Callahan Financial Services, Inc. (the Company), was incorporated on March 13, 1987, for the purpose of serving as the general partner (with an initial 15% ownership interest) in Callahan Credit Union Financial Services LLLP (the Partnership or CUFSLP, see Note 2). The Partnership was organized to serve as the administrator of the Trust for Credit Unions (the Trust), a diversified management investment company for investment by state and federally chartered credit unions. In addition to serving as the general partner of the Partnership, the Company acts as the distributor of the units of the portfolios of the Trust and receives revenue for marketing services it provides to the Trust. The Company is a wholly-owned subsidiary of Callahan & Associates, Inc. (the Parent).

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company has claimed exemption from the provisions of Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in Preparing Financial Statements

Accounting principles generally accepted in the United States of America require management to make estimates and assumptions when preparing its financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes cash, deposits in financial institutions and highly liquid mutual fund investments. For these instruments, the carrying amount approximates fair value.

Accounts Receivable - Other

Accounts receivable - other consists mainly of commissions due to the Company during the years ended October 31, 2016 and 2015 related to brokerage income. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. There was no allowance for the years ended October 31, 2016 and 2015.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment and Earnings in Limited Liability Limited Partnership

The Company accounts for its investment in the limited liability limited partnership using the equity method. Under the equity method, the Company recognizes its respective percentage of earnings in the limited liability limited partnership.

When a general partner controls a limited partnership and the limited partners have certain rights, a sole general partner in a limited partnership would be presumed to control that limited partnership, and therefore, would be required to include the limited partnership in its consolidated financial statements, regardless of the extent of the sole general partner's ownership interest in the limited partnership, unless the presumption of the general partner's control can be overcome.

Section 11.01 of the Amended and Restated Certificate and Agreement of Limited Partnership provides the limited partners with substantive rights in that a majority in interest of the limited partners has the right, upon thirty days prior written notice given to the general partner and all limited partners, to remove the general partner without cause. Company management asserts that the rights of the limited partners are substantive, and therefore, would overcome the presumption of control (and consolidation) by the sole general partner.

Reimbursements for Operating Expenses

Under the terms of the Certificate and Agreement of Limited Partnership, the Company's incurred operating expenses are reimbursed by the Partnership. The Company recognizes these reimbursements received as revenue in the statement of earnings at the point that a valid expense has been incurred.

Distribution fees

Distribution fees are commissions earned by the Company for administrative support for and distributing units of the Trust. They are recognized as income monthly based on balances in the investor share class of the Trust.

NOTE 2 – INVESTMENT IN LIMITED LIABILITY LIMITED PARTNERSHIP

The Company has a 20% interest in the Partnership, which includes 15% as general partner and 5% investment as the sole Class B limited partner. The Company continues to serve as the general partner to the Partnership, while the majority interest belongs to various credit unions and credit union service organizations that serve as limited partners. The net profits and losses of the Partnership are allocated among the partners in accordance with the terms of the Certificate and Agreement of Limited Partnership, as amended. Should the Partnership be terminated, net assets available for distribution will be distributed first in proportion to the partners' net capital accounts until such capital accounts have been reduced to zero and then to the partners in accordance with their respective participation percentages.

Individual capital accounts are maintained for each partner of the Partnership. Earnings and losses of the Partnership are generally allocated among the partners as follows: A) general partner - 15%; B) Class A limited partners - 80%; and C) Class B limited partner - 5%. However, the terms of the Certificate and Agreement of Limited Partnership, as amended, preclude allocating any further losses to a partner or class of partners once the partner's capital account reaches zero, as long as another partner or class of partners maintains a positive capital balance. In accordance with partnership dividend policy, all net income in excess of those allocated to recover partner capital contributions are distributed as dividends to the active partners consistent with their partnership interests. These allocations are in accordance with Section 704(b) of the Internal Revenue Code. The Partnership anticipates making a distribution related to 2016.

The Company has suspended the equity method of accounting for its investment in the Partnership as the Company's share of the losses exceeds the carrying amount of the investment.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares office space with and obtains clerical support from its parent, Callahan & Associates, Inc., which at the discretion of management, charges the Company for certain costs based on an expense-sharing agreement. Under the terms of the Certificate and Agreement of Limited Partnership, the majority of expenses charged to the Company by Callahan & Associates, Inc. are in turn reimbursed by the Partnership. The Company is required to reflect reimbursements received for expenses incurred as revenue in the statements of earnings. These related party revenue and expense transactions are non-cash transactions. Entries are made on both the Company's and the Partnership's books to record these transactions, but there are no cash funds moved between the entities for these transactions.

Revenue and expenses recorded relating to the reimbursement of expenses by the Partnership under the terms of this agreement for the years ended October 31, 2016 and 2015 were $740,102 and $958,115, respectively. The Partnership also pays regulatory compliance costs incurred by the Company in fulfilling its responsibility as general partner of the Partnership.

The Company had funds on deposit with the NIH Federal Credit Union, a limited partner of the Partnership, totaling $235,743 and $118,853 as of October 31, 2016 and 2015, respectively.

NOTE 3 – RELATED PARTY TRANSACTIONS – (CONTINUED)

The Company had accounts receivable due from the Partnership of $65,067 and $105,781 related to amounts billed under the expense-sharing agreement at October 31, 2016 and 2015, respectively. The Company did not have accounts payable due to the Partnership at October 31, 2016 and 2015.

The Company had accounts payable due to Callahan and Associates of $58,273 and $60,324 related to amounts billed under the expense-sharing agreement at October 31, 2016 and 2015, respectively. The Company did not have accounts receivable due from Callahan and Associates at October 31, 2016 and 2015.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At October 31, 2016, the Company had net capital of $178,609, which was $173,609 in excess of its required net capital. The Company's net capital ratio was 0.25 to 1 at October 31, 2016.

NOTE 5 – FOCUS REPORT

There are no material differences between these financial statements and the October 31, 2016 amended FOCUS report filed with the FINRA.

NOTE 6 – INCOME TAXES

The Company files a consolidated federal and state income tax return with its Parent. The Company has elected to allocate its portion of the current taxes by treating its operations as if it were a stand-alone taxpayer. The provision for income tax differs from the provision that would result from applying federal statutory rates to income before provision for income tax due primarily to the effect of state taxes. The Company has recorded contributions of capital from the Parent of $2,323 and $3,902 for the years ended October 31, 2016 and 2015, respectively as a result of the current income tax provision, as the Parent will pay federal income taxes on behalf of the Company.

The Company has adopted the Financial Accounting Standard Board's (FASB) requirements for accounting for uncertain tax positions. The Company determined that it was not required to record a liability related to uncertain tax positions as of October 31, 2016 and 2015.

The Company recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of October 31, 2016 and 2015.

The consolidated federal and state income tax returns of the Parent for 2015, 2014 and 2013 are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

NOTE 7 – SUBSEQUENT EVENTS

Management evaluated subsequent events through December 21, 2016, the data the financial statements were available to be issued. Events or transactions occurring after October 31, but not prior to December 21st, 2016, that provided additional evidence about conditions that existed at October 31, 2016 have been recognized in the financial statements for the year ended October 31, 2016.

SUPPLEMENTAL INFORMATION

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5
October 31, 2016

There are no material differences between the computation of net capital required pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited amended Part II FOCUS Report filing as of October 31, 2016.

CALLAHAN FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
October 31, 2016

COMPUTATION OF NET CAPITAL

1. Total ownership equity from statement of financial condition		$ 268,949
2. Deduct: Ownership not allowable for net capital		-
3. Total ownership equity qualified for net capital		268,949
4. Add:		
A Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B Other deductions or allowable credits		-
5. Total capital and allowable subordinated liabilities		268,949
6. Deductions and/or charges		
A Total nonallowable assets from Statement of Financial Condition		
1 Accounts receivable - related party	$ 65,067	
2 Accounts receivable - other	1,568	
3 Other assets	23,665	
		(90,300)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		178,649
9. Haircuts on securities:		
A Contractual securities commitments		-
B Subordinated securities borrowings		-
C Trading and investment securities:		
1 Exempted securities	-	
2 Debt securities	-	
3 Options	-	
4 Other securities	40	
		(40)
10. Net capital		$ 178,609

CALLAHAN FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
October 31, 2016
(Continued)

COMPUTATION OF NET CAPITAL

11. Minimum net capital required (6 2/3% of line 19)	$ 3,940
12. Minimum dollar net capital requirement of reporting broker	$ 5,000
13. Net capital requirement (greater of line 11 or 12)	$ 5,000
14. Excess net capital (line 10 less line 13)	$ 173,609
15. Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$ 172,609

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness included in statement of financial condition	$ 59,106
17. Additions	-
18. Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1(c)(1)(vii))	-
19. Total aggregate indebtedness	$ 59,106
20. Ratio of aggregate indebtedness to net capital (line 19 divided by line 10)	33.09%

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENT PERTAINING TO EXEMPTIVE
PROVISIONS UNDER RULE 15c3-3(k)
October 31, 2016

Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3

Member exempt under 15c3-3(k)(1).

Information Relating to Possession and Control Requirements Under Rule 15c3-3

Member exempt under 15c3-3(k)(1).

CliftonLarsonAllen LLP
CLAconnect.com

CliftonLarsonAllen

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Callahan Financial Services, Inc.
Washington, D.C.

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Callahan Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1)(the "exemption provisions") and (2) Callahan Financial Services Inc. stated that Callahan Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



CliftonLarsonAllen LLP

Baltimore, Maryland
December 22, 2016


CALLAHANFINANCIAL
SERVICES



1001 Connecticut Ave. N.W. Suite 1001 // Washington, DC 20036

EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

December 21, 2016

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Callahan Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA.
- Callahan Financial Services, Inc. claimed an exemption under paragraph (k)(1) of Rule 15c3-3 for the fiscal year ended October 31, 2016.
- Callahan Financial Services, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule.
- Callahan Financial Services, Inc. has met the identified exemption provisions in paragraph (k)(1) of Rule 15c3-3 throughout the period of November 1, 2015 through October 31, 2016.
- Callahan Financial Services, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(1) of Rule 15c3-3 for the period of November 1, 2015 through October 31, 2016.

The above statements are true and correct to the best of my and the Company's knowledge.

Executive Vice President

December 21, 2016

Phone: 202.223.3920 // Fax: 202.223.1311